Issuer Free Writing Prospectus, dated November 1, 2012

Filed Pursuant to Rule 433 under the Securities Act of 1933, as amended

Supplementing the Preliminary Prospectus Supplement, dated November 1, 2012

Registration No. 333-180768

AutoZone, Inc.

Final Term Sheet

Dated: November 1, 2012

Issuer:	AutoZone, Inc.

Size:	$300,000,000

Trade Date:	November 1, 2012

Settlement Date:	November 13, 2012*

Maturity:	January 15, 2023

Interest Payment Dates:	January 15 and July 15 of each year, commencing on July 15, 2013

Benchmark Treasury:	UST 1.625% due August 15, 2022

Benchmark Treasury Price / Yield:	+ 99-07 / 1.712%

Spread to Benchmark Treasury:	120 basis points

Yield to Maturity:	2.912%

Coupon (Interest Rate):	2.875%

Price to Public:	99.672%

Optional Redemption Provision:	Prior to October 15, 2022, in whole or in part at the greater of (i) 100% of the principal amount and (ii) discounted present value at the Adjusted Treasury Rate, plus 20 basis points; on or after October 15, 2022, at 100% of the principal amount.

Change of Control:	The occurrence of a Change of Control Triggering Event will require AutoZone, Inc. to offer to repurchase the notes for cash at a price equal to 101% of the principal amount together with accrued and unpaid interest, if any, to the date of repurchase.

CUSIP/ISIN:	053332AN2 / US053332AN27

Joint Book Running Managers:	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated SunTrust Robinson Humphrey, Inc.

Co- Managers:

J.P. Morgan Securities LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Deutsche Bank Securities Inc.

Fifth Third Securities, Inc.

KeyBanc Capital Markets Inc.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

Morgan Keegan & Company, Inc.

PNC Capital Markets LLC

*Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof or the succeeding three business days will be required, by virtue of the fact that the notes initially will settle T+7 (on November 13, 2012) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date hereof or the succeeding three business days should consult their own advisors.

The issuer has filed a registration statement (including a preliminary prospectus supplement and prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786.